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                                                                       EXHIBIT 1

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                                     BY-LAWS

                                  FIRST CHAPTER

ARTICLE ONE.- The name of the Company shall be "MAXCOM TELECOMUNICACIONES," followed by the terms "Sociedad Anonima de Capital Variable" (stock corporation with variable capital) or the abbreviation thereof "S.A. de C.V."

ARTICLE TWO.- The purposes of the Company are as follows:

a) The installation, operation and exploitation of a public telecommunications network concessioned by the Ministry of Communications and Transportation and/or use, development and exploitation of radio-spectrum frequency bands, also concessioned by the Ministry above, as well as the services provided therein and such auxiliary and related services.

b) The provision of services that allow the long-distance telephone communications, both national and international.

c) The provision of public services of basic telephony and interconnection with public networks.

d) The commercialization, purchase, sale, importation, exportation, industrialization, distribution, manufacture, representation, concession, commission, lease of any kind of articles, goods, services and added-value secondary telephone systems and any added-value telephone service and the trade, in general, with any equipment, services and goods of any kind related to the communications industry.

e) To participate in the capital stock of business corporations of any kind, Mexican or foreign, public or private, including the purchase and sale of shares of stock, interests or rights and, in general, to participate in the investment of any kind or in the corporations aforementioned (provided that notwithstanding anything to the contrary in these By-laws, the Company shall not, and shall not permit its subsidiaries to, directly or indirectly engage in or transact any business or activities in, or carry on or maintain a place of business, or invest in or own any entity engaged in or transacting any business in the United States of America without the prior written consent of each member of the Board of Directors designated by the holders of Series "N" shares (it being understood that this shall not prohibit the Company from providing long distance telephone service from Mexico to the United States of America).

f) The representation in the United Mexican States, or abroad, as an agent, commission merchant, intermediary, factor, representative or mandatory of all kind of organizations, companies, businesses, individuals or corporations, Mexican or foreign, public or private.

g) The entering into agreements and undertakings of any kind, and the execution of commercial transactions and legal proceedings or professional acts of any kind in the line of business mentioned above, whether on behalf of the Company or in representation of third parties.

h) The procurement and development for any legal reason of concessions, permits, franchises, licenses, authorizations, allotments, patents, trademarks, trade names and advertisements of any kind which contribute to the carrying out of the objects and purposes of the Company.

i) To issue, accept, subscribe, guarantee and endorse, in any way, any type of securities related to or advisable to the Company's purposes, whether on behalf of the own Company or of third parties.





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j) To acquire, lease, sell, import, export, commercialize or, for any other legal reason, to posses or exploit personal property of any kind, real and personal rights, as well as real property necessary for the securing of the Company's purposes.

k) To procure any type of credits for the execution of the Company's purposes.

l) In general, to carry out all of acts and execute all kind of legal agreements, whether civil, business or whatsoever nature, related to the Company's purposes .

ARTICLE THREE.- The corporate domicile shall be Mexico City, Federal District. Other business offices may be established in other places in the United Mexican States or abroad.

ARTICLE FOUR.- The duration of the Company shall be unlimited.

ARTICLE FIVE.-

a) The Company is Mexican and is organized and existing under the laws of the United Mexican States. Shareholders may be Mexican or from any other nationality; taking into consideration the foreign investment percentages permitted under applicable law.

b) The current or future foreign shareholders of the Company firmly undertake with the Secretariat of Foreign Affairs to consider themselves as Mexicans regarding the acquired or owned shares of stock of the Company, as well as regards the properties, rights, concessions, securities or interests owned by the Company, of the rights and obligations derived from the agreements entered with the Mexican authorities in which this Company is a party thereof. The current or future foreign shareholders of the Company firmly undertake not to invoke the protection of their government, under penalty of, on the contrary, to forfeit their shares of stock issued by this Company to the benefit of the Mexican nation. The undertaking set forth in this paragraph b) shall be considered as agreed before the Secretariat of Foreign Affairs by the simple fact that such undertaking by the current or future foreign shareholders of the Company is included in these By-laws.

c) In no event shall the foreign investment in the Company, directly or indirectly, be higher than the percentage currently permitted under applicable law, subject to the formalities and conditions under such law and these By-laws.

                                 SECOND CHAPTER
                        CAPITAL STOCK AND SHARES OF STOCK

ARTICLE SIX.-

a) The capital stock shall be divided in a fixed portion that cannot be withdrawn and shall be identified as Class I, and in a variable portion that shall be identified as Class II, which at any time shall be unlimited. The shares representing the variable portion of the capital stock shall not have the withdrawal right referred to in Article 213 (two hundred and thirteen) of the General Business Corporation Law.

b) The capital stock shall be represented by shares which are nominative, common and no-par value. Shares shall be divided in Series "A," Series "B," Series "C" and Series "N." Series "A" shares shall only be subscribed, acquired or owned by Mexicans; Series "B" shares shall be freely subscribed pursuant to the Foreign Investment Law and Article 12 (twelve) of the Federal Telecommunications Law, and Series "C" shares may only be subscribed, acquired or owned by a banking institution acting as Trustee of a Neutral Investment Trust in accordance with
Article 19 (nineteen) of the Foreign Investment Law and other applicable dispositions (incorporated with the prior authorization of the Ministry of Commerce and Industrial Development) and such Neutral Investment Trust shall issue Ordinary, Non-Redeemable Participation Certificates ("CPOs") that shall be freely subscribed, acquired or owned by Mexican or foreigners, provided that such CPOs shall not grant their holders the voting rights of the underlying Series "C" shares. At all times, Mexican investors shall have a majority of the unlimited/full voting shares of the Company and effective control thereof. Series "B" shares may not represent more than 49%




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(forty nine percent) of the unlimited/full voting shares of the Company, Series
"C" shares may not represent more than 44.5% (forty four point five percent) of the outstanding capital stock of the Company, and Series "N" shares may not represent more than 44.5% (forty four point five percent) of the outstanding capital stock of the Company.

If the shareholders of the Company so determine at a Shareholders' Meeting (with prior authorization of the Ministry of Commerce and Industrial Development), limited voting and limited corporate rights shares, with full economical rights, may be issued from time to time, which may only represent the variable portion of the capital stock and shall be identified as Series "N" shares. Series "N" shares may only be subscribed, acquired or owned by a banking institution acting as Trustee of a Neutral Investment Trust in accordance with Article 19 (nineteen) of the Foreign Investment Law and other applicable dispositions (incorporated with the prior authorization of the Ministry of Commerce and Industrial Development) and such Neutral Investment Trust shall issue CPOs that shall be freely subscribed, acquired or owned by Mexicans or foreigners and such CPOs shall grant their holders limited voting rights of the underlying Series "N" shares in the matters set forth in these By-laws.

Holders of Series "A," Series "B" and Series "C" shares shall have full voting rights with the understanding that the banking institution acting as Trustee of the Neutral Investment Trust holding the Series "C" shares, may only vote such "C" shares in the same manner as the majority of the outstanding Series "A" shares are voted at the relevant Shareholder's Meeting. In no event shall the holders of CPOs be entitled to exercise the vote of the underlying Series "C" shares, or instruct the banking institution, acting as Trustee of the Neutral Investment Trust, on that regard. Any voting of Series "C" shares in a manner prohibited by this paragraph shall be null and void.

Holders of Series "N" shares will have the right to vote in special meetings of their respective series in accordance with the General Business Corporation Law and to vote on Key Matters in accordance with these By-laws (including Articles Nine and Ten herein), and will have a preferential right to subscribe to new shares of the Company on a pro rata basis in accordance with Article Seven below.

The CPOs and Series "N" shares shall not be counted for purposes of determining the foreign investment percentage under the terms of the Foreign Investment Law, nor shall the Series "N" shares be counted for purposes of determining quorum for Shareholders' Meetings, except as otherwise provided in these By-laws (including Articles Nine and Ten herein).

c) The provisional or definitive certificates of stock shall cover one or more shares and shall bear the signatures of two members of the Board of Directors, which may be signed in facsimile under the terms of Section VIII, article 125 (hundred and twenty five) of the General Business Corporation Law.

d) Said certificates shall comply with the requirements set forth in Article 125 (one hundred and twenty five) of the General Business Corporation Law and, for purposes of dividend payments and for the exercise of other corporate and monetary rights, numbered coupons shall be adhered. The provision referred to in Article Five above and a summary of this Article Six shall be clearly included in the provisional and definitive certificates of stock.

e) Definitive share certificates shall be issued by the Company to its shareholders within 365 (three hundred and sixty five) calendar days after any subscription or issue of shares of the Company with respect thereto. Until definitive share certificates are issued, provisional certificates, which shall always bear the holder's name, shall be issued, and shall be exchanged for the definitive share certificates once issued.

f) Shares shall be paid by the subscribers under the terms and conditions approved in the corresponding Shareholders' Meeting that approves their issuance.

g) Subject to clause g(vi) below, in the event of a share transfer, subscription or conveyance representing 10% (ten percent) or more of capital stock of the
Company:

g(i) Any transferring or conveying shareholder shall notify the Company's board of directors and the Company shall inform the Ministry of Communications and Transportation of the shareholders' intention to transfer or subscribe the shares. The notice shall include the information regarding the person proposing to acquire the shares.




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g(ii) The Ministry of Communications and Transportation shall have 90 (ninety)
calendar days as of the date of the submittal of the notice to object to the transfer or subscription.

g(iii) If said term has elapsed and the transfer or subscription has not been objected by the Ministry of Communications and Transportation, said transfer or subscription then shall be considered as approved.

g(iv) Only those transfers or subscriptions not objected by the Ministry of Communications and Transportation shall be recorded in the registry of the Company, without prejudice of the authorizations demanded from other authorities under the applicable provisions.

g(v) If a corporation is interested in acquiring shares, then the information needed by the Ministry to identify the individuals that, directly or indirectly have equity participation higher than 10% (ten percent) of the capital stock of said corporation, shall be presented in the notice referred to in g(i) hereinabove.

g(vi) The submittal of the notice referred to in g(i) hereinabove shall not be required when the subscription or transfer refers to representative shares of neutral investment under the Foreign Investment Law (Series "N" shares of the Company, or Certificados de Participacion Ordinarios "CPOs" representing Series "C" shares or Series "N" shares) or when the increases in capital are subscribed by the shareholders themselves, provided that with respect to a subscription by shareholders, each shareholder's proportionate interest in the Company remains the same after such subscription.

The provisions of this paragraph g) shall be reflected on the definitive or provisional certificates of stock issued by the Company.

ARTICLE SEVEN.- Any increase or decrease to the minimum fixed capital that cannot be withdrawn from the capital stock of the Company shall be declared in the General Extraordinary Shareholders' Meeting.

Subject to Articles Nine and Ten hereof, increases or decreases to the variable portion of the Company may be done by means of resolution of the General Ordinary Shareholders' Meeting.

Increases in capital stock shall be through the issuance of shares in the corresponding series, observing at any time the provisions of the Foreign Investment Law, and Article 12th (twelfth) of the Federal Telecommunications Law. Increases in capital through the issue of Series "N" shares may not represent in the aggregate more than 44.5% (forty five point five percent) of the outstanding capital stock of the Company. Increases in capital through the issue of Series "C" shares may not represent in the aggregate more than 44.5% (forty five point five percent) of the outstanding capital stock of the Company.

Except for issuances of (i) shares pursuant to an underwritten public offering registered under the securities laws of Mexico and/or the United States of America, (ii) shares pursuant to (a) options to acquire shares to the Company's employees pursuant to share option plans approved by the Company's Board of Directors (the "Management Option Plan") in accordance with these By-laws, (b) options to acquire shares pursuant to the Strategic Assistance Agreement (the "Strategic Assistance Agreement") executed on May 21, 1998 with Bachow & Associates and the shares issuable in connection therewith, (c) options to acquire shares pursuant to the Amended and Restated Operating Agreement (the "Operating Agreement") executed on May 21, 1998 with CT Global Telecommunications, Inc. and the shares issuable in connection therewith and (d) options to acquire shares pursuant to the letter of engagement (the "Engagement Letter") executed with Amsterdam Pacific, L.L.C. on November 13, 1997 (as amended on March 13, 1998 and April 2, 1998, and the shares issuable in connection therewith (which shall not exceed 24,425 (twenty four thousand four hundred and twenty five) Series "N" shares in the aggregate), (iii) shares of the Company to certain investors for the conversion of Series "C" shares and/or Series "N" shares beneficially held by such investors, upon the occurrence or possible occurrence of a regulatory problem that may impede such certain investor from beneficially holding Series "C" shares or Series "N" shares, into shares that may be held by such investor, and (iv) shares upon the exercise of the options or warrants outstanding as of May 21, 1998, if the Company proposes to issue any (x) shares in any Series of shares ("Company Shares") or (y) any of its other equity securities, debt securities containing equity features or other securities convertible into or containing options or rights to acquire any such debt or equity securities ("Other Securities" and together with Company




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Shares, "Securities"), the Company, through the Board of Directors, shall notify the shareholders through a written notice delivered to the holders of Series "A" and "B" shares and to the trustee of the Neutral Investment Trust, and through publication in one of the most circulated newspaper at the domicile of the Company (the "Preemptive Rights Notice"), and shall (in addition to all other rights and obligations under applicable law, and in addition to any required approvals under Articles Nine and Ten below) first offer to sell to each holder of the series or class of Company Shares being issued (only in the case of the issuance of Company Shares) (and including the trustee of the Neutral Investment Trust in the case of the issuance of any Series "C" shares or Series "N" shares) or each Shareholder (only in the case of Other Securities) a portion of such Securities equal to the quotient determined by dividing (1) the sum of the numbers of Company Shares of the series or class being issued (only in the case of issuance of Company Shares) ("Specific Shares") or Company Shares (only in the case of the issuance of Other Securities) held by such Shareholder (including, with respect to the trustee of the Neutral Investment Trust, all of the Series "C" shares and Series "N" shares in the Neutral Investment Trust) by
(2) the sum of the total number of Specific Shares or Company Shares, as applicable, outstanding on a fully diluted basis. Each such Shareholder (each, an "Eligible Shareholder") shall (subject to the remainder of this Article
Seven) be entitled to purchase such Securities at the most favorable price and on the most favorable terms as such Securities are to be offered to any other Persons by delivering written notice to the Company within 30 (thirty) days after the above mentioned publication of the Preemptive Rights Notice; provided that, at the request of the trustee of the Neutral Investment Trust or any of the investors referred in clause (iii) above that is also an Eligible Shareholder, the Company, through the Board of Directors, shall offer to such trustee or investor Securities with terms (satisfactory to such trustee or investor) that are identical to such Securities being offered, except that such Securities shall have limited voting or no voting rights and shall be convertible: (i) in the case of Series "N" shares, into limited voting
Securities (to the extent permitted by applicable law), and (ii) in the case of Series "C" shares, into Securities (to the extent permitted by applicable law), of which the voting rights shall be restricted in such a manner that such Securities must be voted in the same manner as the majority vote of the Series "A" shares, and provided further that if the Company issues or sells any shares of any series or class of its equity securities, it shall issue and sell (on a pro rata basis and at the same price and on the same terms described above) shares of each other series and class of its equity securities.

Any Securities elected to be subscribed to by Eligible Shareholders in accordance with the foregoing shall be sold to such Eligible Shareholders on the terms specified in the Preemptive Rights Notice. If any Eligible Shareholders do not elect to subscribe the Securities, the Company may issue and sell such Securities to the electing Eligible Shareholders and other Persons on the terms set forth in the Preemptive Rights Notice for a period of 90 (ninety) days after the expiration of the 30 (thirty) day period after the above mentioned publication of the Preemptive Rights Notice. Any Securities not sold within the 90 (ninety) day period shall be reoffered to Eligible Shareholders in accordance with the provision of this Article Seven (including the time periods contained herein). Notwithstanding the foregoing, in the event that an electing Eligible Shareholder is not permitted under Mexican law to hold the amount or type of Securities to which an electing Eligible Shareholder would be entitled upon the exercise of its rights under this Article Seven, then the electing Shareholder shall have the right to designate another purchaser who would be qualified under Mexican law to purchase Securities or, at the election of the electing Shareholder, the Company shall instead give to such electing Eligible Shareholder the right (to the extent permitted under Mexican law) to subscribe
(i) Series "N" shares or other Securities which have identical rights as the Securities being offered except that voting rights shall be limited to the minimum extent necessary to effect such compliance and (ii) Series "C" shares that must be voted in the same manner as the majority vote of the Series "A" shares.

Any shares proposed to be offered by the Company in accordance with this Article Seven which are not purchased by Eligible Shareholders pursuant to this Article Seven, may be offered to third parties. The Company may not redeem shares pursuant to the provisions of Article 136 (one hundred and thirty six) of the General Business Corporation Law.

ARTICLE EIGHT.-

a) Transfer of Shares. No shareholder shall directly or indirectly transfer any interest in its Company Shares except pursuant to the provisions of this Article and except where all shareholders have by written agreement required or agreed to permit such transfer (an "Exempt Transfer").



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The trustee of the Neutral Investment Trust No. 14515-5 shall issue CPOs with respect to the Series "C" shares and Series "N" shares deposited thereunder. The Neutral Investment Trust Agreement shall include the equivalent provisions of this Article relating to Company Shares with respect to such CPOs and CPOs holders.

b) Retention. Notwithstanding anything to the contrary contained in these By-laws, except with respect to transfers permitted by subparagraph c) below and except with respect to an Exempt Transfer, no holder of Series A and B Shares shall transfer any Company Shares until the first to occur of (x) January 1, 2001 and (y) the consummation of an underwritten initial public offering (whether a primary or a secondary offering) registered under the Mexican securities laws, rules or regulations of the U.S. Securities Act of 1933, as amended, of the CPOs or Series N Shares (or other freely transferable securities into which the Series N Shares are convertible without the delivery of payment by any shareholder of any additional consideration and which give full liquidity to the Series N Shares) yielding aggregate net proceeds to the Company of at least U.S. $50,000,000 (fifty million U.S. dollars).

c) First Refusal Rights. Subject to the subparagraph b) above, at least 30 (thirty) days prior to the transfer of an interest in any Company Shares (other than the BAIIC Investors (as defined below), the Bachow Investors (as defined below) and Latin Strategic Investment, L.P., (each, an "Investor")) (other than pursuant to an Exempt Transfer), each shareholder of the Company who is not an Investor (as defined below) (with respect to Series B Shares only in the case of CT Global Telecommunications, Inc.) (the "Transferring Shareholder") shall deliver to the Secretary of the Board (and such Secretary shall then promptly (but in any event within 5 (five) days) notify the other shareholders through the delivery of written notice to each of the other shareholders and through publication in one of the most circulated newspaper at the domicile of the Company) a notice (the "Offer Notice") disclosing the number of the Company Shares to be transferred, the proposed price, terms and conditions of the transfer and the identity of the prospective transferee (s) who submitted the offer. The other shareholders (on a pro rata basis) may elect to purchase all (but no less than all) of the Company Shares to be transferred on the same terms and conditions as those set forth in the Offer Notice by giving written notice to the Transferring Shareholder within 30 (thirty) days after the Offer Notice has been given to the Secretary of the Board. If the other shareholders elect to purchase all such Company Shares hereunder, the transfer of such shares shall be consummated as soon as possible after the delivery of the election notice (s) to the Transferring Shareholder, but in any event within 15 (fifteen) days after the expiration of such 30 (thirty)-day period. If the other shareholders do not elect to purchase all of the Company Shares specified in the Offer Notice, the remaining Company Shares shall be reoffered on a pro rata basis to those shareholders electing to purchase offered Company Shares by delivery of an additional written notice. If within 10 (ten) days of the delivery of such additional notice the other electing shareholders have not elected to purchase all the Company Shares specified in the Offer Notice, the Transferring Shareholder may transfer the Company Shares specified in the Offer Notice to the transferee(s) specified in the Offer Notice at a price and on terms no more favorable to the transferee (s) than specified in the Offer Notice for a period of no more than 60 (sixty) days after the 45 (forty five) days after publication of the Offer Notice. Any Company Shares not transferred within such 60(sixty)-day period shall remain subject to the provisions of this subparagraph
(c).

Notwithstanding the foregoing, in the event that an electing shareholder is not permitted under Mexican law to hold the amount or type of Company Shares to which such electing shareholders would be entitled upon the exercise of its rights under this subparagraph (c), then the electing shareholder shall have the right to designate another purchaser who would be qualified under Mexican law to purchase such Company Shares or, at the election of the electing shareholder, the Company shall agree (to the extent permitted under Mexican law) to exchange the Company Shares to be purchased by the electing shareholder for CPOs or other securities which have identical rights as the Company Shares being transferred except that voting rights shall be limited to the minimum extent necessary to effect such compliance. In the event of a substitution of Series C Shares and Series N Shares for such securities, all of such Series C Shares and Series N Shares shall be promptly deposited into the Neutral Investment Trust in exchange for CPOs.

(d) Participation Rights. After the required delivery by a Transferring Shareholder of an Offer Notice to the Secretary of the Board, the other shareholders may elect to participate in the contemplated transfer (other than an Exempt Transfer, but including a transfer pursuant to subparagraph (c) above) by an Existing Shareholder at the same price per share and on the same terms by giving written notice to the Transferring Shareholder within 20 (twenty) days after delivery of the Offer Notice to the Company. Each participating other shareholder may sell in the contemplated transfer, at the same price and on the same terms specified in the Offer Notice, a number of Company Shares (whether Series A, Series B, Series C or Series N) equal to the product of (i) the quotient




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determined by dividing the percentage of Company Shares beneficially owned by such Person by the aggregate percentage of Company Shares owned by the Transferring Shareholder, and the other participating shareholders and (ii) the Company Shares to be sold in the contemplated transfer.

No Transferring Shareholder shall transfer any of its Company Shares to any prospective transferee if such prospective transferee (s) decline to allow the participation on the terms provided in this subparagraph (d) of the other shareholders who have elected to participate.

(e) [Intentionally omitted.]

(f) Permitted Transfers. The restrictions set forth in this Article shall not apply to any transfer of Company Shares by any shareholder (i) in the case of an individual shareholder, pursuant to applicable laws of descent (other than in the case of Adrian Aguirre) among such shareholder's spouse, parents, siblings and descendants (whether natural or adopted) and any trust solely for the benefit of the shareholder and/or the shareholder's spouse and/or descendants ("Shareholder's Family Group") or (ii) among the shareholder and their Qualified Affiliates (provided that such Qualified Affiliate(s) shall reconvey any such shares to the transferring shareholder(s) at such time as the Qualified Affiliate ceases to be a Qualified Affiliate as defined below) (or among or between the Bachow Investors (as defined below) and/or among or between the BAIIC Investors (as defined below)) (the Persons specified in clauses (i) and
(ii) above are collectively referred to herein as "Permitted Transferees"); provided that the restrictions contained in this Article shall continue to be applicable to the Company Shares after any such transfer to a Permitted Transferee, and provided further that the Permitted Transferees of such Company Shares shall have agreed in writing to be bound by the provisions of these By-laws affecting the Company Shares so transferred. For purposes of this subparagraph, (i) Qualified Affiliate of any Person shall mean (x) any other Person 90% (ninety percent) or more whose equity and other voting securities are beneficially owned by such Person or (y) any other Person who beneficially owns 90% (ninety percent) or more of the equity and other voting securities of such Person (it being understood that, notwithstanding the foregoing, BankAmerica International Investment Corporation and LA Strategic Capital Partners II shall be deemed to be "Qualified Affiliates") and (ii) Bachow Investors shall mean, collectively, Bachow Investment Partners III, LP, Bachow & Associates, Inc., each of the limited partners of BIP, the general partner of BIP (and its limited partners and general partners), the direct and indirect equity holders of any thereof, Paul S. Bachow, Salvatore A. Grasso and Jay D. Seid and their respective successors and permitted assigns and permitted transferees and iii) the BAIIC Investors shall mean, collectively, BankAmerica International Investment Corporation, LA Strategic Capital Partners II, Edward McCaffrey and their respective successors and permitted assigns and permitted transferees.

(g) Agreement Upon Transfer of Issuance. Prior to transferring any Company Shares to any Person, each transferring shareholder shall cause the prospective transferee to be bound by this Article as if such Person were the same as such transferring shareholder, and prior to issuing any Company Shares to any Person, the Company shall cause the prospective shareholder to be bound by this Article. Any transferee of an Existing Shareholder shall be deemed to be an "Existing Shareholder" hereunder and any transferee of an Investor shall be deemed to be an "Investor" hereunder.

(h) Agreement Regarding Indirect Transfers. Notwithstanding the foregoing, no shareholder shall avoid the provisions of this Article by first making a transfer to a Permitted Transferee and then disposing of or transferring all or any portion of such shareholder's interest in any such Permitted Transferee or by entering into any other transaction intended to avoid the provisions of this Article. In addition, the provisions of this Article shall apply to the transfer of any beneficial interests, equity interests or other ownership interest in any trust that holds Series "A" shares or Series "B" shares and the permitted transferees and successors thereof that are entities, assuming for purposes of this subparagraph (h) that the reference to the "Company" in this Article are references to such entities and that references to a "shareholder" are references to the beneficiaries thereof.

ARTICLE NINE.- The subject-matters described as follows shall be considered as "Key Matters," requiring therefore special voting for the approval thereof:

(a) the incurrence or assumption by the Company and/or any of its subsidiaries of any indebtedness (including capitalized lease obligations) or other liabilities (other than trade payables incurred in the ordinary course of business which are not past due), and the mortgaging, pledging or incurring of a lien, encumbrance or other




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restriction on any of the assets or properties of the Company and/or any of its subsidiaries exceeding U.S.$10,000,000 (ten million U.S. dollars) in the aggregate at any time then outstanding or the amendment of any loan agreement, credit agreement, debenture or related document in connection with any indebtedness (including capitalized leases) approved pursuant to this Article;

(b) the issuance of any equity securities (including, without limitation, (i) the issuance of any Company Shares to the trustee of the Neutral Investment Trust No. 14515-5 or (ii) the issuance or delivery of any Company Shares held or otherwise reserved by the Company as treasury shares) or debt securities with equity features or other securities exercisable or convertible into equity securities (including options and warrants issued on or after the date hereof) or debt securities with equity features or containing any profit participation features, other than any Company shares issued pursuant to (i) the Management Option Plan adopted by the Company dated as of May 21, 1998, (ii) the Strategic Assistance Agreement, (iii) the Operating Agreement, and (iv) the Engagement Letter (which shall not exceed 12,212 (twelve thousand two hundred and twelve) Series C Shares and 12,212 (twelve thousand two hundred and twelve) Series N Shares in the aggregate or (v) the Nissho Stock Option Agreement dated as of March 24, 1998 between the Company and Nissho Iwai American Corporation (which Company Shares issued under the Nissho Stock Option Agreement shall not exceed 168,376 (one hundred and sixty eight thousand three hundred and seventy six) Series C Shares and 168,376 (one hundred and sixty eight thousand three hundred and seventy six) Series N Shares in the aggregate);

(c) the execution of any transaction that may imply (i) the sale, transfer, exchange or other disposal of all or a significant portion of the assets or capital shares of the Company in any form of transaction, (ii) the merger, consolidation, spin-off, recapitalization, reorganization (including a change in the legal nature of the Company), dissolution or liquidation of the Company or
(iii) any of the foregoing with respect to any subsidiary;

(d) the execution of any transaction that may imply (i) any assignment by the Company or any of its subsidiaries for the benefit of creditors or (ii) the voluntary commencement of any proceeding relating to the Company or any of its subsidiaries under any bankruptcy, reorganization, insolvency, suspension of payments, dissolution or liquidation law of any jurisdiction;

(e) the establishment by the Company of any non-wholly-owned-subsidiary or the making of any loans or advances to, guarantees for the benefit of, or investments in, any Person other than a wholly-owned subsidiary (subject to Article Two (e) above regarding investments in the United States of America or companies or entities doing business in the United States of America), other than advance payments made to suppliers in the ordinary course of business up to an aggregate of U.S.$2,000,000 (two million U.S. dollars) outstanding at any time);

(f) the redemption, purchase or other acquisition of any of the Company's equity securities or reduction in capital or any Company Shares, except as otherwise specifically provided herein;

(g) Company's entering into any transaction or series of related transactions with any of the Company's officers, directors, employees, or shareholders or any of their respective affiliates or any individual related by blood or marriage to any such person (collectively "Restricted Persons") or any person in which any such Restricted Person owns a beneficial interest or any affiliate of any of the foregoing, other than any such transaction or series of related transactions involving U.S.$1,000,000 (one million U.S. dollars) or less in the aggregate over the term of such transaction(s), and other than any customary banking relationships, in each case entered into in the ordinary course of business on an arm's length basis and on terms no less favorable than those available from a third party (in each case as determined by the Requisite Directors, as defined in Article Ten below);

(h) the election, appointment or removal of any of the following key executives of the Company or any of its subsidiaries: the Chief Executive Officer, the General Managers of any business unit, the Chief Operating Officer, the Chief Financial Officer, the Director of Marketing and the Chief Engineer (or any other individual with a similar or more senior title or position), and the approval of salary, compensation and benefit or other similar plans for such key executives;

(i) the approval of the Company's annual business plan and annual budget for each fiscal year (as so approved, including any amendments or modifications thereto permitted by this Article, the "Approved Plan"); the approval of any amendment to, modification of expenditures in excess of such Approved Plan; and the approval of the entering into any material transaction outside of the ordinary course of business and not contemplated in the Approved Plan (except that no such approval shall be required for variances from the Approved Plan in respect of capital and other expenditures of not more than U.S.$3,000,000 (three million U.S. dollars) in the aggregate over the amount approved; provided that if the annual business plan and budget are not approved by the Board in accordance with this Article, then the Approved Plan shall be the strategic annual business plan and budget (the "Baseline Plan") (which shall include, among other things Profits and Losses, Balance Sheet, and Cash Flow) for such fiscal year, but only for those cities and territories in which the Company is then operating pursuant to the most recent approval of the Board pursuant to Article Twenty-Five hereof;

(j) entering into any new line of business other than providing local, long distance and network telecommunications services in Mexico pursuant to concession and/or permits issued by the Mexican government and the sale or rental or related equipment to subscribers of such services (the "Business");

(k) any agreement which would (under any circumstances) restrict the Company's or any of its subsidiaries' right or ability to perform the provisions of these By-laws or any of the other agreements or instruments contemplated hereby or to conduct its business as currently conducted or as proposed to be conducted at any time (it being understood that this clause (k) is not intended to affect in any way any other contractual right or obligation of any shareholder or the Company);

(l) the manner in which the shares or other interests of any subsidiary or entity owned by the Company shall be voted at shareholders' or equivalent meetings of any such subsidiary or entity with respect to any matter of the type covered by Articles Nine and Ten of these By-laws;

(m) any amendments, modifications, waivers or changes to any of the concessions/licenses granted by the Mexican authorities to conduct the Business or to these By-laws, the Confidentiality and Non-Compete Agreements between the Company and each of Grupo Radio Centro, S.A. de C.V. and CT Communications, Inc., dated as of May 21, 1998, the Neutral Investment Trust Agreement No. 14515-5, dated as of August 21, 2000 entered into with Banco Nacional de Mexico, S.A. as trustee, the Employment Agreements between the Company or its subsidiary, Corporativo en Telecomunicaciones, S.A. de C.V., or CT Global Telecommunications, Inc. (in the case of expatriates), with each of Messrs. Aguirre Gomez, Blaisdell, Espinosa, Jarvis, Jordan, Marion, Martinez and Nash dated as of May 21, 1998, the Irrevocable Administration and Security Trust Agreement, dated as of May 21, 1998 among the Company, Bancomer, S.A. and certain of its shareholders, the Strategic Assistance Agreement, the Operating Agreement (including the performance requirements specified therein), the Agreement Regarding Participation and Registration Rights dated as of May 21, 1998 among the Company and certain of its shareholders, the Management Option Plan, the Company's Guidelines, the Stock Option Agreement, the Engagement Letter, or the letter agreement (relating to expatriates) dated as of May 21, 1998 among the Company and certain of its shareholders, in each case as in effect on the date hereof, and any other agreements to which the Company is a party entered into after the date hereof with the approval of the Requisite Directors or as of the date hereof (provided that, notwithstanding anything to the contrary contained herein, members of the Board designated by any shareholder (or affiliate thereof) with an interest in, or party to, any such agreement shall not be entitled to vote on the approval of any such amendment, modification or change and shall reduce the number of members required to approve any such matter); and

(n) any commitment or agreement to do any of the foregoing.

ARTICLE TEN.- Each of the "Key Matters" listed in Article Nine above shall be submitted to the Board for authorization prior to the taking of any such actions and shall require the approval of (i) at least two members of the Board of Directors designated by Series N shareholders, so long as the Series N shareholders collectively have the right to designate at least two members of the Board of Directors or (ii) one member of the Board of Directors designated by the Series N shareholders in the event the Series N shareholders collectively only have the right to designate one member of the Board (the "Requisite Directors").

The approval of the directors required pursuant to the first paragraph of this Article Ten shall in no way limit or otherwise affect the obligation of the Company to also (i) submit to the Board of Directors for the approval other matters which are required by applicable law or these By-laws to be submitted to the Board of Directors for approval or (ii) obtain any other approvals which may be required by applicable law or these By-laws with respect to the "Key Matters" listed in Article Nine above.

Notwithstanding the foregoing, the Company and each Shareholder agrees to take all necessary actions so that (i) any matter of the type specified in Article Nine which is submitted to the shareholders for approval and (ii) any amendment, modification or other change to the By-laws (or the rights, terms or preference of any equity securities of the Company now or hereafter issued) shall require the approval of the holders of at least 85% of the Company Shares then outstanding prior to the taking of any such action (it being understood that the vote of the holders of Series "N" shares, may be cast through a special shareholders' meeting, whether or not such holders would otherwise be required to approve any such matters as shareholders hereunder).

                                  THIRD CHAPTER
                             SHAREHOLDERS' MEETINGS

ARTICLE ELEVEN.- Subject to Articles Nine and Ten above, the General Shareholders' Meeting called in accordance with the formalities set forth herein and the applicable law, is the supreme authority of the Company and represents all the shareholders, their decisions and resolutions validly adopted; the General Shareholders' Meeting resolutions binds all the shareholders, including those absent or the dissidents, subject to the rights granted by the applicable law.

ARTICLE TWELVE.- All the shareholders' meetings shall be held at the domicile of the Company pursuant to proper notice as set forth in Article Thirteen herein.

General Ordinary Shareholders' Meeting shall be held at least once a year within the four months following after the closing of each fiscal year and the following shall be discussed:

a) Discussion, approval, or modification of the annual profit and loss statements of the Company presented by the Board of Directors.

b) Election or re-election of the members of the Board of Directors and establishment of their remuneration.

c) Election or re-election of the Examiner and establishment of his remuneration.

d) Allocation and distribution of profits of the annual and profit and loss statements approved pursuant to the recommendations of the Board of Directors.

General Extraordinary Shareholders' Meeting may be called at any time pursuant to proper notice as set forth in Article Thirteen of these By-laws. Notwithstanding anything to the contrary in these By-laws, holders of Series "N" shares shall have the right to participate in and vote on any matter to be voted upon at a General Extraordinary Shareholders' Meeting and any other matter that is a "Key Matter" as defined in Article Nine.

General Extraordinary Shareholders' Meetings shall be those held for the discussion and resolution of the following matters:

1.   Amendment to the duration of the Company.

2.   Dissolution or liquidation of the Company.

3.   Increase or decrease in the minimum authorized capital stock.

4. Modification to the purposes of the Company and any other amendment to these By-laws.

5.   Merger or spin-off of the Company.

6.   Issue of preferred stock.

7.   Issue of bonds, liabilities or mortgage bonds.

8. Any of the matters set forth in Article 182 (one hundred and eighty two) of the General Business Corporation Law.

9.   Any of the "Key Matters" listed in Article Nine of these By-laws.

ARTICLE THIRTEEN.- All the General Ordinary or Extraordinary Shareholders' Meetings shall be called by any of the Board of Directors, its Chairman or Vice-chairman, Secretary or Examiner or holders of at least 5% (five percent) of the Series "N" shares, without prejudice of the rights granted to shareholders under applicable law to obtain the judicial publication of a call for such meeting. All calls shall be published in (i) the Official Gazette of the Federation or (ii) in the "Negocios" section of "Reforma" newspaper and in "El Financiero" newspaper, not less than 15 (fifteen) calendar days prior to the meeting. Such notices shall state the date, time and place of the meeting, the meeting agenda and shall be signed by those who prepared it. The shareholders may expressly waive the requirement of publishing the call, and it shall not be needed if, at the time of voting, all shares of the capital stock of the Company (regardless of class or series) are present or represented in the meeting, and may act by unanimous written consent in the absence of a meeting, and in such case the deposit requirement provided in Article Fourteen below shall not apply. In the second call published or sent due to the lack of quorum in the first, an explanation shall be provided of such fact. Such second call shall be published and sent in the manner described above at least 10 (ten) calendar days prior the meeting.

In addition to what provided in Article Fourteen, shareholders may vote, take action or otherwise participate in a Shareholders' Meeting (ordinary, extraordinary or special) by proxy and otherwise without being physically present at such meeting.

ARTICLE FOURTEEN.- Those holders of shares (regardless of class or series) recorded in the Stockholders' Registry kept by the Company or the representatives thereof shall be entitled to attend and participate in all meetings of shareholders (regardless of class or series). The shareholder or shareholder's representative who will be present at the meeting shall deposit his shares with the Secretary of the Board of Directors, or in the place so established in the call no later than 24 (twenty four) hours prior to the meeting; and the shareholder or shareholder's representative shall receive an admission card, including shareholder's name, his representative and the number of votes to which he is entitled.

ARTICLE FIFTEEN.- Notwithstanding the provisions set forth in the foregoing Article, any shareholder may deposit its shares in a bank or acknowledged commercial institution, and such shareholder shall notify the Secretary of the Board of Directors in writing, no later than 24 (twenty four) hours prior to the meeting, of the number of shares deposited, the name of the shareholder and of the name of the shareholder's representative duly authorized by such shareholder to attend the Shareholders' Meeting and vote the deposited shares and shall enclose the corresponding deposit certificate. Likewise, the shareholder's representative attending the Shareholder's Meeting shall present to the Secretary of the Board of Directors the corresponding general or special power of attorney or the proxy letter signed by the Shareholder.

ARTICLE SIXTEEN.- The General Ordinary Shareholders' Meeting may be held by virtue of first call if the holders of at least 85% (eighty five percent) of the voting shares are present or represented. If no quorum exists for said meeting, the call shall be repeated as necessary until more than 51% (fifty one percent) of the voting shares are present or represented.

ARTICLE SEVENTEEN.- The Extraordinary Shareholders' Meetings may be held by virtue of the first call, if the holders of at least 85% of the shares entitled to vote thereat, in which the capital stock is divided, are present or represented. If no quorum exists for said meeting, the call shall be repeated as necessary so as at least 85% (eighty five percent) of the shares entitled to vote thereat, in which the capital stock is divided, are present or represented.

ARTICLE EIGHTEEN.- Special Shareholders' Meetings shall be considered legally convened as a result of a first call, whenever at least 75% (seventy five percent) of the shares representing the respective Series of shares are represented thereat. In the case of a second or subsequent call, Special Shareholders' Meeting shall be considered legally convened if the holders of at least 75% (seventy five percent) of the shares representing the respective Series of shares are represented.

ARTICLE NINETEEN.- Resolutions of the General Ordinary Shareholders' Meetings shall be adopted by the affirmative vote of the majority of shares present in the meeting,. It is expressly acknowledged and agreed that Series "C" shares shall be voted in the same manner as the majority of the outstanding Series "A" shares are voted at the respective General Ordinary Shareholder's Meeting. Resolutions of the Special Shareholders' Meetings shall be adopted by the affirmative vote of the majority of shares present in the meeting, subject to the provisions of Articles Six, Nine and Ten hereof.

With respect to the General Extraordinary Shareholders' Meetings held by virtue of first call, resolutions shall be adopted by the affirmative vote of the shares representing at least 85% (eighty five percent) of the shares entitled to vote thereat. In the case of a second or subsequent call, resolutions shall be adopted by the affirmative vote of the shares representing at least 85% (eighty five percent) of the shares entitled to vote thereat, except that resolutions relating to Key Matters shall be adopted pursuant to Article Ten of these By-laws. It is expressly acknowledged and agreed that Series "C" shares shall be voted in the same manner as the majority of the outstanding Series "A" shares are voted at the respective General Extraordinary Shareholder's Meeting.

ARTICLE TWENTY.- The Chairman of the Board of Directors shall be appointed at least by majority vote of the Series "A" shareholders, and the Vice-chairman of the Board of Directors shall be designated at least by majority vote of the Series "B" shareholders.

The Chairman of the Board of Directors shall conduct all the General Shareholders' Meetings, and in his absence the Vice-chairman and if both are absent, the person designated at the meeting by majority vote to act as the presiding official for the meeting. The Secretary of the Board of Directors shall act as such in the Shareholders' Meetings and in his absence the person designated by the meeting by majority vote. The Chairman shall appoint the Teller.

ARTICLE TWENTY-ONE.- In all Shareholders' Meetings each share shall entitle the holder thereof to one vote on all matters as to which such shares may be voted. If two or more persons were undivided shareholders of a stock certificate, they shall designate a common representative to vote such share.

                                 FOURTH CHAPTER
                 MANAGEMENT AND SURVEILLANCE OF THE CORPORATION

ARTICLE TWENTY-TWO.- Subject to Articles Nine and Ten hereof, the Company shall be managed by a Board of Directors consisting of 13 (thirteen) members designated in the Annual or in the Special Shareholders' Meeting, and the same number of alternate directors.

The composition of the board of directors shall be as follows:

Holders of Series "A" shares shall be entitled to designate 7 (seven) members and 7 (seven) alternates of the Board.

Holders of Series "B" shares shall be entitled to designate 2 (two) members and 2 (two) alternates of the Board.

Holders of Series "N" shares shall be entitled to designate 4 (four) members and 4 (four) alternates of the Board.

At the request of any director appointed by the holders of Series "N" shares (an "N Director"), the composition of the board of directors or similar body of each of the Company's subsidiaries shall include at least one N Director (to be designated by a majority vote of the Investors through their beneficial ownership of Series "N" shares).

At the request of any N Director, each committee of the Board and each committee of any subsidiary board shall include at least one N Director.

It is expressly acknowledged and agreed that because the holders of Series "C" shares may only be banking institutions acting as a Trustee of a Neutral Investment Trust in accordance with Article 19 (nineteen) of the Foreign Investment Law and other applicable dispositions (incorporated with the prior authorization of the Ministry of Commerce and Industrial Development) and that such Series "C" shares must be voted in the same manner as the majority of the outstanding Series "A" shares are voted at the relevant Shareholder's meeting, holders of Series "C" shares shall not have the right to appoint members to the Board of Directors.

The removal of any person (with or without cause) from the Board, a board of directors of any subsidiary of the Company or a committee of the Board shall be only at the written request of the Shareholder or Shareholders who designated such member and under no other circumstances. In the event that any person ceases for any reason to serve as a member of the Board, a subsidiary board or a committee of the Board, the vacancy shall be filled by a new member selected by the Shareholder or Shareholders who designated such member. In the event that any Board member or subsidiary board member cannot attend any meetings of the Board, a subsidiary board or a committee of the Board or subsidiary board, the alternate member designated by the Shareholder or Shareholders who designated such member may attend such meetings, and such alternate member shall be given all written notices, materials and information regarding all meetings of the Board, such subsidiary board or committee and shall be entitled to vote at such meeting as a member of the Board, such subsidiary board or committee (it being understood that any alternate member may nonetheless attend any such meeting of the Board, subsidiary board or committee of the Board or subsidiary board as an observer and shall be entitled to receive copies of all material information regarding such meeting, even if the principal Board member is present).

Unless otherwise required by the General Business Corporation Law, if any party fails (but is otherwise entitled) to designate a Board member pursuant to the terms of this Article, such Board member seat shall remain vacant until filled in accordance with this Article.

The Company shall pay the reasonable out-of-pocket expenses incurred by each member of the Board (and alternate) in connection with attending each meeting of the Board, any subsidiary board or any committee of the Board or subsidiary board attended by such member (and alternate) and other travel expenses reasonably incurred in discharging such members' duties as a member of the Board, any subsidiary board or committee of the Board or subsidiary board.

The foregoing reflects the understanding that Series "A" shareholders shall have the majority and the effective control over the Board in accordance with the Foreign Investment Law and the Federal Telecommunication Law.

The Board shall establish a five-member Advisory Committee (which shall be responsible for advising the Board regarding, and shall oversee, the Company's continuing operations but which shall not have the authority to approve any matters and rather which shall only have the authority to recommend matters to the full Board) consisting of (A) the Company's Chief Executive Officer; (B) Adrian Aguirre Gomez; (C) the N Directors designated by each of the BAIIC Investors and the Bachow Investors; and (D) a Board member designated by CT Global Telecommunications, Inc.

ARTICLE TWENTY-THREE.- The members of the Board of Directors shall hold office for one year and until their respective successors are elected. Directors may be re-elected.

ARTICLE TWENTY-FOUR.- To the extent required by Mexican law, in order to be a member of the Board of Directors the following is required:

a) To guarantee the faithful performance of the position, if and as determined by the General Ordinary Shareholders' Meeting.

b) To have no incapacity set forth in Article 151 (one hundred and fifty one) of the General Business Corporation Law, as in effect on the date hereof.

ARTICLE TWENTY-FIVE.- Meetings of the Board of Directors shall be held at least once a month (unless otherwise agreed by a resolution of the Board taken by affirmative vote of majority of N Directors), and may be held when called by the Chairman, the Vice-chairman, the Secretary, the Examiner of the Company or two of the Board members, at the domicile of the Company, or at any other place in the United Mexican States or in a foreign country, or by written consent in the absence of a meeting, as set forth in the written call, which shall be transmitted in writing 15 (fifteen) calendar days prior the date of the meeting. Members of the Board may participate in any meeting of the Board via telephone (subject to unanimous written ratifications of minutes or resolutions therefrom). The members of the Board may waive the requirement of a written call, which shall not be needed when all the regular members or their alternates are present, and/or may act by unanimous written consent in the absence of a meeting. The quorum for a Board of Directors' meeting, by reason of first call, shall be formed with at least 7 (seven) regular members or alternates thereof, except that the Requisite Directors must be present to consider or approve any Key Matter. In case no quorum exists in the first call, the meting shall be called for the second time and shall take place at least 5 (five) calendar days after the original date and the quorum shall be the majority of the regular members or their alternates, except that the Requisite Directors must be present to consider or approve any Key Matter.

Resolutions approved in the first call of the Board of Directors' meetings, shall be adopted by affirmative vote of at least 7 (seven) Directors or their alternates. In case of second or subsequent call, resolutions shall require the majority vote of those who are present. Notwithstanding the foregoing, resolutions and agreements relating to Key Matters shall be adopted pursuant to the provisions of Article Ten of these By-laws.

ARTICLE TWENTY-SIX.- In the Board of Directors' meetings, each Director or alternate thereof shall be entitled to cast one vote. If the following has not occurred at the General Ordinary Shareholders' Meeting, the Board of Directors shall designate among its members a Chairman and may elect those other officials, including a Secretary and a Treasurer, in the way it deems proper, whether shareholders or not or members of the Board of Directors and may determine the power and compensation of said officers or personnel, in each case subject to Articles Nine, Ten and Twenty-Two hereof.

The Board of Directors shall appoint the Chief Executive Officer of the Company and the other executives and managers, such as Finance and Administration, Technical, and Business Development-Public Relations Executive Officers, in each case subject to Articles Nine and Ten hereof.

ARTICLE TWENTY-SEVEN.- Subject to the provisions of these By-laws (including Articles Nine and Ten hereof), the full power to manage and direct business of the Company and to make use of the property are vested in the Board of Directors. Subject to Articles Nine and Ten hereof, the Board of Directors powers shall include the following:

1. To represent the Company with general powers for lawsuits and collections, requiring a special clause, pursuant to the laws without any limitation under the provisions of the first paragraph of article 2554 (two thousand five hundred and fifty four) and article 2587 (two thousand five hundred and eighty seven) of the Civil Code in and for the Federal District and related articles thereof of the States of the Mexican Republic. Therefore, the Board of Directors is authorized to file lawsuits or abandon appeals of any kind, including the "juicio de amparo" (injunction, procedure under the Mexican Constitution); settle, submit to arbitration, to question and answer interrogatories; file penal claims and appeal as offended party in penal matters; assign in favor of creditors, recuse, receive payments and execute acts of any kind specified expressly in the law, among them, to represent the Company before authorities of any kind, such as: penal, civil, military, administrative and labor, before courts and before the Secretariat of Foreign Affairs with the object of entering agreements with the Federal Government pursuant to the provisions of Sections I and IV ,
     Article 27th (twenty seventh) of the Mexican Constitution, Charter and By-laws thereof.

2. To administer properties in accordance with the provisions of second paragraph of Article 2554 (two thousand five hundred and fifty four) of the Civil Code in and for the Federal District and related articles thereof of the States of the United Mexican States.

3. To exercise acts of ownership under the terms of third paragraph, Article 2554 (two thousand five hundred and fifty four) of the Civil Code in and for the Federal District and related articles thereof of the United Mexican States.

4. The power to draw, subscribe, guarantee and endorse securities under the terms of Article 9th (ninth) of the General Law on Securities and Credit Operations, as well as to verify banking and trade operations of any kind. The powers for acts of ownership and for subscribing securities shall be exercised concurrently by two attorneys-in-fact and in the way determined by the Board of Directors.

5. To open a bank account in the name of the Company and designate the persons who shall draw against such accounts.

6. To designate the Manager, Attorney-in-Fact, Agents and Employees of the Company, to determine their power, working conditions and remuneration, and remove them from their positions.

7. To carry out all the acts authorized by these By-laws or being a consequence thereof.

8. To call General Ordinary and Extraordinary Shareholder's Meetings and carry out the resolutions thereof.

9. To delegate their powers to one or more of its members, whether completely or partially, and confer, in favor of the person it deems proper, special or general powers under the terms of paragraphs 1 (one), 2 (two), 3 (three), 4 (four) and 5 (five) of this article, and to revoke the powers that the Board of Directors or its attorneys-in-fact might confer (provided that the prior written consent of the Requisite Directors shall be required for the delegation of any power which, if exercised by the Board, would require the consent of the Requisite Directors).

The Company shall permit any representatives designated by a member of the Board at such times as any such person may reasonably request during regular business hours after prior written notice of at least two business days, to (i) visit and inspect any of the properties of the Company and its subsidiaries, (ii) examine and copy the corporate financial records of the Company and its subsidiaries and, (iii) discuss the affairs, finances and accounts of the Company and its subsidiaries with the directors, officers, key employees and independent accountants of the Company and its subsidiaries.

ARTICLE TWENTY-EIGHT.- Prior approval of the Board of Directors shall be required with respect to the incurrence of any indebtedness (other than trade payables incurred in the ordinary course of business which are not past due) of the Company in excess of U.S.$1,000,000 (one million U.S. dollars) in the aggregate, and prior approval of the Requisite Directors shall be required with respect to the issuance of any indebtedness of the Company in excess of U.S.$10,000,000 (ten million U.S. dollars) in the aggregate.

ARTICLE TWENTY-NINE.- [Intentionally omitted.]

ARTICLE THIRTY.- The supervision of the Company shall be vested in one or two Examiners, who may be shareholders or not and shall be designated in the General Ordinary Shareholders' Meeting and shall hold office for one year as it is indicated for the members of the Board of Directors. The regular members shall have the powers and obligations referred to in Article 166 (one hundred and sixty six) of the General Business Corporation Law. The shareholders at the Shareholders' Meeting may appoint one or two Alternate Examiners. The Examiners shall guarantee the faithful performance of their positions in the way established by the Shareholders' Meeting.

                                  FIFTH CHAPTER
                  FISCAL YEARS, BALANCE SHEET, PROFIT AND LOSS

ARTICLE THIRTY-ONE.- The fiscal year of the Company shall be from January 1st to December 31st of each year, the last period excepted, which will be from January 1st to the date this Company cease to operate for any reason whatsoever.

ARTICLE THIRTY-TWO.- At the end of each fiscal year the Company's financial information shall be prepared pursuant to Articles 172 (one hundred and seventy two), 173 (one hundred and seventy three) and 177 (one hundred and seventy seven) of the General Business Corporation Law.

ARTICLE THIRTY-THREE.- The Company shall provide the Series "N" shareholders with financial statements and other requested information as and when required by such shareholders. The annual financial statements shall be prepared in accordance with generally accepted accounting standards in Mexico and shall be audited by BDO International or another independent accounting firm acceptable to such shareholders.

ARTICLE THIRTY-FOUR.- The net profits of the fiscal year shall be applied as follows:

a) To the extent required by Mexican law, 5% (five percent) shall be kept in a reserve fund until it equals the amount, if any, required under Mexican law and such reserve fund shall be replenished in the same manner when it decreases for any reason whatsoever.

b) Subject to Articles Nine and Ten above, the balance shall be applied or re-invested pursuant to the Annual Shareholders' Meeting resolution, or shall be distributed among shareholders in proportion of the number of their shares if completely paid, or on the contrary shall be applied in the amount paid for them.

c) The founders of the Company declare that they do not reserve for themselves any special sharing of profits.

ARTICLE THIRTY-FIVE.- Losses shall be distributed among shareholders in proportion to the shares they hold, but the responsibility of shareholders for the obligations of the Company is limited to the subscription value of shares respectively subscribed or acquired by them.

ARTICLE THIRTY-SIX.- Except for the cases in which all shareholders are aware of the declaration of a dividend, the distribution of dividends shall be published in the Official Gazette of the Federation or in one of the most circulated newspapers at the domicile of the Company, and such declaration shall be made known by mail to the shareholders of the Stockholders' Registry maintained by the Company. The dividends not collected by shareholders within a five year term shall prescribe in favor of the Company. The declaration and payment of dividends is subject to the provisions of Articles Nine and Ten above.

                                  SIXTH CHAPTER
                           DISSOLUTION AND LIQUIDATION

ARTICLE THIRTY-SEVEN.- To the extent required by Mexican law, the Company shall be dissolved in any of the following events:

I. In case it is impossible for the Company to continue carrying out its principal purposes.

II. Subject to Articles Nine and Ten above, by means of a resolution of the General Extraordinary Shareholders' Meeting taken pursuant to these by-laws.

III. If the number of shareholders is fewer than two.

IV.  Due to the loss of two thirds of the capital stock.

V.   In any other case required by applicable law.

ARTICLE THIRTY-EIGHT.- Once the dissolution of the Company has been declared, the Company shall be liquidated and, for this purpose, the General Extraordinary Shareholders' Meeting shall determine the number of liquidators who shall be in charge of the liquidation, and if another is appointed, he shall work together with the others.

The liquidation shall be performed in accordance with the resolutions adopted by the shareholders when agreeing the Company's dissolution. In the absence of special resolutions from the Shareholders Meeting, the liquidation shall be made in accordance with the applicable provisions of the General Business Corporation Law.

ARTICLE THIRTY-NINE.- Upon any liquidation, dissolution or winding up of the Company, each holder of Series "N" and Series "C" shares (on a proportional basis) shall be entitled to be paid, before any distribution or payment is made upon any other shares of the Company, an amount in cash equal to the aggregate subscription price paid (or deemed paid) for the Series "N" and Series "C" shares held by such holder (plus all accrued and unpaid dividends), in each case on a pro rata basis based upon such subscription price paid (or deemed paid). If upon any such liquidation, dissolution or winding up of the Company, the Company's assets to be distributed among the holders of Series "N" and Series "C" shares are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid, then the entire assets to be distributed shall be distributed ratably among such holders based upon the aggregate subscription price paid (or deemed paid) for the Series "N" and Series "C" shares held by each such holder (plus all accrued and unpaid dividends). Any excess assets of the Company remaining after the distribution and/or payment to the holders of Series "N" and Series "C" shares described above, shall be distributed among the holders of Series "A" shares and Series "B" shares of the Company on a pro rata basis based on the number of Series "A" shares and Series "B" shares of the Company held by each such holder until each such holder has received its Pro Rata Share. Notwithstanding anything to the contrary in the foregoing, if upon any such liquidation, dissolution or winding up of the Company, the Company's assets to be distributed among all the Company's shareholders are sufficient to permit payment to such holders of an amount in excess of (i) the aggregate subscription price paid (or deemed paid) for such shares held by such holders (plus all accrued and unpaid dividends) (in the case of holders of Series "N" shares and Series "C" shares only) and (ii) the Pro Rata Share for each holder of Series "A" shares and Series "B" shares (in the case of holders of Series "A" shares and Series "B" shares only), then the entire assets to be distributed shall be distributed to the shareholders of the Company on a pro rata basis based on the number of shares of the Company (regardless of class or series) held by each such holder. The Company shall mail written notice of such liquidation, dissolution, or winding up of the Company, no less than 60 (sixty) days prior to the payment date stated therein, to each record holder of Company shares. For purposes of this Article, the term "Pro Rata Share" shall mean an amount of assets per shareholder equal to the amount of assets that would have been distributed to such shareholders had all the assets of the Company been distributed to the Company's shareholders on a pro rata basis based on the number of shares of the Company (regardless of class or series) held by each such holder.

ARTICLE FORTY.- Liquidators shall represent the Company, and shall have the right of ownership, of administration and for lawsuits and collection, without any limitation, including all those powers which require a special power or clause, unless otherwise limited by the shareholders at a Shareholders' Meeting.

ARTICLE FORTY-ONE.- During the liquidation term, Shareholders' Meeting may be called by the liquidators, the Examiners, or directly by holders of more than 25% (twenty five percent) of the capital stock of the Company.

                                 SEVENTH CHAPTER
                                    INDEMNITY

ARTICLE FORTY-TWO.- No Liability to Company or Stockholders. None of the members of the Board, or of any Committee of the Company, or any of the Company's officers shall be liable to any Shareholder or the Company for (a) any action taken or failure to act in such capacity in good faith with respects to the Company which is not a violation of the material provisions of these By-laws and which is not grossly negligent or willfully malfeasant, and then only to the extent of such person's bad faith, gross negligence or willfully malfeasance,
(b) any action or inaction arising from reliance upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care or (c) the action or inaction of any agent, contractor or consultant selected by any of them with reasonable care.

ARTICLE FORTY-THREE.- Nature of Indemnity. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, a member of a committee or officer, of the Company or is or was serving at the request of the Company as a director, or officer, employee, fiduciary, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent which it is empowered to do so unless prohibited from doing so by Mexican law, as the same exists or may hereinafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against all expense, liability and loss (including attorneys' fees actually and reasonably incurred by such person in connection with such proceeding) and such indemnification shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Article Forty-Four, the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board of Directors of the Company. The right to indemnification conferred in this Chapter shall be a contract right and, subject to Articles Forty-Four and Forty-Seven hereof, shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. The Company may, by action of its Board of Directors, provide




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

indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.

ARTICLE FORTY-FOUR.- Procedure for Indemnification of Directors and Officers. Any indemnification of a director, member of a Committee of the Company or officer of the Company under Article Forty-Three of this By-laws or advance of expenses under Article Forty-Seven of this By-laws shall be promptly, and in any event within 30 (thirty) days, upon the written request of the director, committee member or officer. If a determination by the Company that the director, committee member or officer is entitled to indemnification pursuant to this Chapter is required, and the Company fails to respond within 60 (sixty) days to a written request for indemnity, the Company shall be deemed to have approved the request. If the Company denies a written request for indemnification or advancing of expenses, in whole or in a part, or if payment in full pursuant to such request is not made within 30 (thirty) days, the right to indemnification or advances as granted by this Chapter shall be enforceable by the director, committee member or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part in any such action shall also be indemnified by the Company. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance or its final disposition where the required undertaking, if any, has been entered to the Company) that the claimant has not met the standards of conduct which make it permissible under applicable law for the Company to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in applicable law, nor an actual determination by the Company (including its board of directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

ARTICLE FORTY-FIVE.- The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Chapter shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

ARTICLE FORTY-SIX.- Insurance. The Company may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, member of a committee, officer, employee, fiduciary, or agent of the Company or was serving at the request of the Company as a director, member of a committee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify such person against such liability under this Chapter.

ARTICLE FORTY-SEVEN.- Expenses. Expenses incurred by any person described in Article Forty-Three of this By-laws in defending a proceeding shall be paid by the Company in advance of such proceeding's final disposition unless otherwise determined by the board of directors (with the approval of the Requisite Directors) in the specific case upon receipt of an undertaking by or on behalf of the director of officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

ARTICLE FORTY-EIGHT.- Employees and Agents. Persons who are not covered by the foregoing provisions of this Chapter and who are or were employees or agents of the Company, or who are or were serving at the request of the Company as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.

ARTICLE FORTY-NINE.- Contract Rights. The provisions of this By-laws shall be deemed to be a contract right between the Company and each director or officer who serves in any such capacity at any time while this Chapter and the relevant provisions of Mexican law or other applicable law are in effect, and any repeal or modification of this Chapter or any such law shall not affect any rights or obligations then existing with respect to any state of facts or proceeding then existing.

ARTICLE FIFTY.- Merger or Consolidation. For purposes of this Chapter, references to "the Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Chapter with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation of its separate existence had continued.

                                 EIGHTH CHAPTER
                               GENERAL PROVISIONS

ARTICLE FIFTY-ONE.- Certain Affirmative Covenants. The Company shall, and shall cause each subsidiary to: (i) at all times cause to be done all things necessary to maintain, preserve and renew its corporate existence and all material licenses, concessions, authorizations and permits necessary to conduct its businesses; (ii) maintain and keep its properties in good repair, working order and condition, and from time to time make all necessary repairs, renewals and replacements, so that its businesses may be properly conducted at all times;
(iii) continue to operate its business, carry on its activities and enter into transactions only in the ordinary course of business as is customary for the Company and each such subsidiary and consistent with the Company's and each such subsidiary's past practices; (iv) if a dividend is declared or paid on any one series or class of shares of the Company, declare or pay (on a pro rata basis) the same dividend on each other series and class of shares of the Company (other than with respect to dividends declared or paid in shares of the Company which shall be declared or paid in shares in the series or class of shares on which they are made); and (v) comply with all applicable laws, rules, regulations and policies.





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